Exhibit 99.1

ASX Release (Code: ASX: PRR; NASDAQ: PBMD)

4 July 2017

Appendix 3B – US$5m Capital Raising

Sydney, Australia—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (Prima or the Company) We refer to the Company’s announcement on 30 June 2017 of the US capital raising of US$5 million.

In anticipation of closing the US capital raising (which is scheduled for closing on the morning of Thursday 6 July 2017 AEST), attached is the Company’s Appendix 3B in respect of the securities issued pending closing in the US.

A further market announcement will be made on closing in the US.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Prima BioMed Ltd (Company)

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).
1	+Class of +securities issued or to be issued

1. Ordinary Shares

The number and class of securities granted are expressed in terms of ordinary shares, but have been granted over American Depositary Shares (ADS) (where one ADS = 100 Ordinary Shares).

2. Warrants

Warrants will be granted to purchase ADS (where one ADS = 100 Ordinary Shares).

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 263,126,800 Ordinary Shares representing 2,631,268 ADS. 2. 1,973,451 Warrants to purchase 1,973,451 ADS (where one ADS = 100 Ordinary Shares).

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

3	Principal terms of the +securities (e.g., if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1. Fully Paid Ordinary Shares

The number and class of securities granted are expressed in terms of ordinary shares, but have been granted over American Depositary Shares (ADS) (where one ADS = 100 Ordinary Shares).

2. Warrants

The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire 5.5 years from the date of issuance.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1. ‘Pari Pasu’ with existing Fully Paid Ordinary Shares 2. Warrants will not be quoted.

5	Issue price or consideration	1. US$1.90 per ADS to raise US$4,999,408.50 2. Nil.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

The Company intends to use the net proceeds from this offering to continue ongoing clinical development of IMP321 (E.g., the AIPAC and TACTI-mel studies), to continue preclinical research on IMP761, and for other general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in businesses, products and technologies that the Company views as complementary to its own.

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	25 November 2016

6c	Number of +securities issued without security holder approval under rule 7.1	311,961,441 Ordinary Shares

6d	Number of +securities issued with security holder approval under rule 7.1A	148,510,459 Ordinary Shares

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil.

6f	Number of +securities issued under an exception in rule 7.2	Nil.

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Yes Date price was agreed was 30 June 2017. Issue date is 3 July 2017 VWAP: $0.003 75%: 0.00225 Source: Bloomberg Finance L.P.

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

3 July 2017, to be held by the securities registry agent pending Closing under the securities purchase agreement announced to the market on 30 June 2017

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	2,342,869,738	Ordinary fully paid shares (ASX: PRR)

		Number	+Class - Options
		Amount	Exercise Price	Expiration Date
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	1,515,752 165,116 147,628,500 371,445,231 793,103 1,026,272 8,475,995	$0.0774 $0.0774 $0.05019 $0.0237 $0.057 $0.040 $0.025	30 June 2018 30 June 2018 12 December 2018 4 August 2020 30 October 2020 7 March 2021 4 August 2025

		Number	+Class - Warrants
		Amount	Exercise Price	Terms
		1,973,451	US$2.50	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 100 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire 5.5 years from the date of issuance.

		Number	+Class - Performance Rights
		Amount	Type	Expiration Date
		1,486,326 30,918,333 14,000,000	STI LTI PRs	5 August 2017 30 October 2018 The PRs will expire between 30 days to 12 months after the vesting date of 5 August 2017

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

		857,844	NED PRs	Each tranche of NED PRs will expire 30 days from each tranche vesting date indicated in this appendix 3B released on 26 November 2014.

		10,023,350	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised

		1,634,375	STI	2 October 2018

		Number	+Class - Convertible Notes
		Amount	Type	Expiration Date
		13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged
Part 2 - Bonus issue or pro rata issue
11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable
Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)
38	Number of securities for which +quotation is sought	Not applicable

39	Class of +securities for which quotation is sought	Not applicable

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.
2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
•	There is no reason why those +securities should not be granted +quotation.
•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 4 July 2017
Company secretary

Print name:	Tom Bloomfield

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Appendix 3B – Annexure 1

Calculation of placement capacity under

rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	2,061,630,944
Add the following:
• Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2
• Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval	18,111,994

•    Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•    Include only ordinary securities here – other classes of equity securities cannot be added

•    Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•    It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	2,079,742,938

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	311,961,441
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	311,961,441
“C”	311,961,441
Step 4: Subtract “C” from [“A” × “B”] to calculate remaining placement capacity under rule 7.1
“A” × 0.15 Note: number must be same as shown in Step 2	311,961,441
Subtract “C” Note: number must be same as shown in Step 3	311,961,441
Total [“A” × 0.15] – “C”	0 Note: this is the remaining placement capacity under rule 7.1

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	2,079,742,938
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	207,974,294
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items	148,510,459
“E”	148,510,459

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Step 4: Subtract “E” from [“A” × “D”] to calculate remaining placement capacity under rule 7.1A
“A” × 0.10 Note: number must be same as shown in Step 2	207,974,294
Subtract “E” Note: number must be same as shown in Step 3	148,510,459
Total [“A” × 0.10] – “E”	59,463,835 Note: this is the remaining placement capacity under rule 7.1A

Prima BioMed Ltd, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889